UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

**REPORT OF**
**EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

**In respect of the issue of**
**IDR 710,000,000,000 4.60 per cent. Notes due 9 December 2025 (payable in United States**
**Dollars) (to be consolidated and form a single series with the Bank's IDR 425,000,000,000**
**4.60 per cent. Notes due 9 December 2025 (payable in United States Dollars) issued on 9**
**December 2020 and the Bank's IDR 1,025,000,000,000 4.60 per cent. Notes due 9 December**
**2025 (payable in United States Dollars) issued on 20 January 2021)**

**by the European Bank for Reconstruction and Development pursuant to its**
**EUR 45,000,000,000 Global Medium Term Note Programme**

Filed pursuant to Rule 3 of Regulation EBRD
Dated 12 February 2021

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indonesian rupiah ("**IDR**") 710,000,000,000 4.60 per cent. Notes due 9 December 2025 (the "**Notes**") (payable in United States Dollars) (to be consolidated and form a single series with the Bank's IDR 425,000,000,000 4.60 per cent. Notes due 9 December 2025 (payable in United States Dollars) issued on 9 December 2020 and the Bank's IDR 1,025,000,000,000 4.60 per cent. Notes due 9 December 2025 (payable in United States Dollars) issued on 20 January 2021) of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 12 February 2021 (together, the "**Offering Circular**").


Item 1.  Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations.  Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.


Item 2.  Distribution of Obligations


Further to a Purchaser's Confirmation dated 12 February 2021 (the "**Purchaser's Confirmation**") provided by J.P. Morgan Securities plc ("**J.P. Morgan**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.


Item 3.  Distribution Spread

|  | Price to the Public | Selling Discounts and Commissions | Net Proceeds to the Bank |
|---|---|---|---|
| Per Unit | 99.9842% | N/A | 99.9842% |
| Total | IDR 709,887,820,000[1] | N/A | IDR 709,887,820,000[1] |

[1] Plus 69 days' accrued interest on the principal amount of the Notes from and including 9 December 2020 to but excluding 16 February 2021 in the amount of IDR 6,174,089,000, such that the aggregate proceeds of the Bank will be IDR 716,061,909,000 (payable in United States Dollars in the amount of USD 51,129,018.85).

Item 4.  Discounts and Commissions to Sub-Underwriters and Other Dealers

None.


Item 5.  Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.


Item 6.  Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.


Item 7.  Exhibits

(a)      The Deed of Covenant dated 3 July 2012.*

(b)      Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)      (i)      The Programme Agreement dated 3 July 2012.*
         (ii)     The Purchaser's Confirmation dated 12 February 2021.
         (iii)    The Agency Agreement dated 3 July 2012.*

(d)      (i)      The Offering Circular dated 3 July 2012.*
         (ii)     The Supplementary Offering Circular dated 22 July 2019.**
         (iii)    The Pricing Supplement dated 12 February 2021.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

12 February 2021

To:         European Bank for Reconstruction and Development

Attention:   Taro Morris

Dear Sirs,

**European Bank for Reconstruction and Development (the "Issuer")
IDR 710,000,000,000 4.60 per cent. Notes due 9 December 2025 (the "Notes") (payable in United States Dollars) (to be consolidated and form a single series with the Issuer's IDR 425,000,000,000 4.60 per cent. Notes due 9 December 2025
(payable in United States Dollars) issued on 9 December 2020 and the Issuer's IDR 1,025,000,000,000 4.60 per cent. Notes due 9 December 2025 (payable in United States Dollars) issued on 20 January 2021) issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes**

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)     We agree to pay:

(a)     the fees and expenses of our legal advisers;

(b)     the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

(c)     the fees and expenses of the Agent and any paying agents;

(d)     all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e)     the cost of listing the Notes; and

(f)     the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)     In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. §290.3 no later than the date of this letter, we confirm that the Notes are expected to be offered and sold in the United States.

(iii)    The provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the "**Programme Agreement**") will not apply in relation to this issue of Notes.

The net proceeds of the issue are IDR 716,061,909,000.00  (payable in USD in the amount of USD 51,129,018.85) which subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and  Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

**J.P. Morgan Securities plc**
25 Bank Street, Canary Wharf, London, E14 5JP
Tel: +44 (0)20 7742 4000 • Fax: +44 (0)20 3493 0684

Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP.
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority.

(a) we (the "**UK Manufacturer**") acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b) we note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

**Recognition of the U.S. Special Resolution Regimes**

(a) In the event that we as Dealer as a Covered Entity become subject to a proceeding under a U.S. Special Resolution Regime, the transfer from us of the Programme Agreement and related letters, and any interest and obligation in or under the Programme Agreement and related letters, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Programme Agreement and related letters, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that we, as Dealer and as a Covered Entity, or a Covered Affiliate of ours becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Programme Agreement and related letters that may be exercised against us are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Programme Agreement and related letters were governed by the laws of the United States or a state of the United States.

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

    (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

    (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

    (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For:     **J.P. MORGAN SECURITIES PLC**

By:     Sarah Lovedee; Executive Director

        Authorised signatory

The Issuer hereby acknowledges and agrees to the paragraphs under the heading "Recognition of the U.S. Special Resolution Regimes" in this letter.

For:     **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:     ……………………………………………………………….

        Duly Authorised Officer

A43439379

3
**J.P. Morgan Securities plc**
25 Bank Street, Canary Wharf, London, E14 5JP
Tel: +44 (0)20 7742 4000 • Fax: +44 (0)20 3493 0684
Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP.
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority.

**UK MiFIR product governance/ Retail investors, professional investors and ECPs target market**:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of "retained EU law", as defined in the European Union (Withdrawal) Act 2018 ("**EUWA**"), and eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("**COBS**"), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of "retained EU law", as defined in the EUWA ("**UK MiFIR**"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of UK MiFIR. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

# Pricing Supplement

12 February 2021

## European Bank for Reconstruction and Development

**IDR 710,000,000,000 4.60 per cent. Notes due 9 December 2025 (the "Notes") (payable in United States Dollars) (to be consolidated and form a single series with the Issuer's IDR 425,000,000,000 4.60 per cent. Notes due 9 December 2025 (payable in United States Dollars) issued on 9 December 2020 and the Issuer's IDR 1,025,000,000,000 4.60 per cent. Notes due 9 December 2025 (payable in United States Dollars) issued on 20 January 2021) issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

**SUMMARY OF THE NOTES**

| | | |
|---|---|---|
| **1** | Specified Currency: | Indonesian rupiah ("**IDR**"), the lawful currency of the Republic of Indonesia, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**"), subject to the provisions set out in Annex A hereto. |

| **2** | Nominal Amount: | IDR 710,000,000,000 |
|---|---|---|
| **3** | Type of Note: | Fixed Rate |
| **4** | Issue Date: | 16 February 2021 |
| **5** | Issue Price: | 99.9842per cent. of the Nominal Amount plus 69 days' accrued interest (IDR 869.59 per Specified Denomination) on the Nominal Amount from and including 9 December 2020 to but excluding the Issue Date |
| **6** | Maturity Date: | 9 December 2025 (subject to provisions set out in Annex A hereto) |
| **7** | Fungible with existing Notes: | Yes. The Notes will be consolidated and form a single series with the Issuer's IDR 425,000,000,000 4.60 per cent. Notes due 9 December 2025 (payable in United States Dollars) issued on 9 December 2020 and the Issuer's IDR 1,025,000,000,000 4.60 per cent. Notes due 9 December 2025 (payable in United States Dollars) issued on 20 January 2021 on the Issue Date |

**FORM OF THE NOTES**

| **8** | | Form of Note: | Registered |
|---|---|---|---|
| **9** | | New Global Note: | No |
| **10** | | Specified Denomination: | IDR 100,000 and minimum increments of IDR100,000 |
| **11** | | Exchange of Bearer Notes: | Not Applicable |
| **12** | (a) | Talons for future Coupons to be attached to definitive Bearer Notes: | Not Applicable |
| | (b) | Date(s) on which the Talons mature: | Not Applicable |
| **13** | (a) | Depositary for and registered holder of Registered Global Note: | Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary. |
| | (b) | Exchange of Registered Global Note: | Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular. |

**PROVISIONS RELATING TO INITIAL PAYMENT**

| **14** | Partly Paid Notes: | Not Applicable |
|---|---|---|

**PROVISIONS RELATING TO INTEREST**

| **15** | Interest Commencement Date: | 9 December 2020 |
|---|---|---|

Fixed Rate Notes:

| | | | |
|---|---|---|---|
| **16** | (a) | Fixed Rate of Interest: | 4.60 per cent. per annum, payable in arrear. For the avoidance of doubt, IDR 4,600 will be payable on each Fixed Interest Date per Specified Denomination (the "**Fixed Interest Amount**") provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A. |
| | (b) | Fixed Interest Dates: | 9 December in each year, commencing from and including 9 December 2021, to and including the Maturity Date, subject to adjustment for payment purposes in accordance with the Business Day Convention and the provisions set out in Annex A hereto. |
| | (c) | Initial Broken Amount per Specified Denomination: | Not Applicable |
| | (d) | Final Broken Amount per Specified Denomination: | Not Applicable |
| | (e) | Fixed Day Count Fraction: | Actual/Actual – ICMA |
| | (f) | Business Day Convention: | Modified Following Business Day |
| | (g) | Business Day definition if different from that in Condition 4(a)(iii): | Condition 4(a)(iii) applies (and for the avoidance of doubt, Jakarta shall be the principal financial centre). Singapore, London and New York shall be additional business centres. |
| | (h) | Calculation of interest to be adjusted in accordance with Business Day Convention specified above: | No |
| **17** | | Zero Coupon Notes: | Not Applicable |
| **18** | | Floating Rate Notes and Indexed Notes: | Not Applicable |

**PROVISIONS REGARDING PAYMENTS/DELIVERIES**

| | | | |
|---|---|---|---|
| **19** | | Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6: | Condition 6(e) applies subject to the provisions set out in Annex A hereto. |
| **20** | | Dual Currency Notes: | Not Applicable |
| **21** | | Physically Settled Notes: | Not Applicable |

**PROVISIONS REGARDING REDEMPTION/MATURITY**

| | | | |
|---|---|---|---|
| **22** | (a) | Redemption at Issuer's option: | No |
| | (b) | Redemption at Noteholder's option: | No |
| **23** | (a) | Final Redemption Amount per Specified Denomination (other than an Indexed or Formula Note where the index or formula | 100 per cent. per Specified Denomination, subject to the provisions set out in Annex A hereto |

|     |                                                                                                       |                                                                                                                      |
| --- | ----------------------------------------------------------------------------------------------------- | -------------------------------------------------------------------------------------------------------------------- |
|     | applies to the redemption amount):                                                                    |                                                                                                                      |
| (b) | Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount: | Not Applicable                                                                                           |
| 24  | Instalment Note:                                                                                       | Not Applicable                                                                                                       |
| 25  | Early Redemption Amount for each Note payable on an event of default:                                  | 100 per cent. per Specified Denomination, subject to the provisions set out in Annex A hereto                        |

**DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS**

|     |                                                                                                       |                                                                                                                      |
| --- | ----------------------------------------------------------------------------------------------------- | -------------------------------------------------------------------------------------------------------------------- |
| 26  | Method of distribution:                                                                                | Non-syndicated                                                                                                       |
| 27  | If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:     | J.P. Morgan Securities plc<br>25 Bank Street<br>Canary Wharf<br>London E14 5JP<br>United Kingdom                     |
| 28  | Date of Syndication Agreement:                                                                         | Not Applicable                                                                                                       |
| 29  | Stabilising Manager(s):                                                                                | None                                                                                                                 |
| 30  | Additional selling restrictions:                                                                       | **Indonesia**<br>The Dealer has represented and agreed that the Notes are not and will not be registered with the Financial Services Authority previously known as the Capital Market and Financial Institutions Supervisory Agency (the "**OJK**") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorised) are not authorised by the OJK for their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorised by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia. |
| 31  | Details of additional/alternative clearing system approved by the Issuer and the Agent:               | Euroclear and Clearstream, Luxembourg only                                                                           |
| 32  | Intended to be held in a manner which would allow Eurosystem eligibility:                              | No                                                                                                                   |
| 33  | Common Code:                                                                                           | 226599843                                                                                                            |
|     | ISIN Code:                                                                                             | XS2265998430                                                                                                         |

|    | CUSIP Number: | Not Applicable |
|----|---------------|----------------|
| **34** | Listing: | Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and trading on the Main Market of the London Stock Exchange plc. |
| **35** | In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro. | Not Applicable |
| **36** | Additional Information: | The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith. |
| **37** | Total Commissions: | Not Applicable |

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Main Market of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of the European Bank for Reconstruction and Development as from 16 February 2021, or as soon as practicable thereafter.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "UK MiFIR product governance / Retail investors, professional investors and ECPs target market".

For and on behalf of

**EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By:  .......................................

       Authorised signatory

.......................................................................
**CITIBANK, N.A**.
(as Agent)

## PART B – OTHER INFORMATION

**1**   **LISTING**

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to trading on the London Stock Exchange plc's Main Market with effect from 16 February 2021 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

**2**   **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Ltd. ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

**3**   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

**4**   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)   Reasons for the offer

The net proceeds of the issue of the Notes (which is expected to be IDR 716,061,909,000.00 but payable in USD in the amount of USD51,129,018.85) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii)   Estimated net proceeds:

IDR 716,061,909,000.00

(USD equivalent: USD 51,129,018.85)

(iii)   Estimated total expenses:

£10,000

**5**   **YIELD**

Indication of yield:

4.60 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

**6**  **HISTORIC INTEREST RATES**

Not Applicable

**7**  **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

**8**  **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the IDR/USD foreign exchange rate. Information in respect of the IDR/USD foreign exchange rate can be found on Bloomberg.

# Annex A

# Calculation of Fixed Interest Amount per Specified Denomination and Early Redemption Amount and Final Redemption Amount per Specified Denomination

The Final Redemption Amount or Early Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Maturity Date or Early Redemption Date (if any), as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

*Specified Denomination x (1/Reference Rate on the applicable Rate Fixing Date) rounded to the nearest cent with USD 0.005 being rounded up*

The Fixed Interest Amount per Specified Denomination will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

*Specified Denomination x Fixed Rate of Interest x (1/Reference Rate on the applicable Rate Fixing Date) x Day Count Fraction rounded to the nearest cent with USD 0.005 being rounded up*

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount or Early Redemption Amount per Specified Denomination and Fixed Interest Amount payable per Specified Denomination on the Maturity Date, the relevant Fixed Interest Date or Early Redemption Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Maturity Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on the Bank Indonesia's website (www.bi.go.id) or otherwise made available by Bank Indonesia or its successor as administrator (or its successor as administrator) on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below) or the Posponed Early Redemption Date (if any) (as defined below) as the case may be.

If on the 10th Business Day following the original Rate Fixing Date the Reference Rate on the Bank Indonesia's website (www.bi.go.id) or otherwise made available by Bank Indonesia or its successor as administrator (or its successor as administrator) is still unavailable then the Reference Rate (the "**Fallback Reference Rate**") shall be the average of such firm quotes (expressed as the number of IDR per one USD) from five Reference Dealers as the Calculation Agent is able to obtain for the sale of IDR and the purchase of USD at or about 10:00 a.m. Jakarta time on the Rate Fixing Date for settlement two Jakarta Business Days thereafter. If more than three quotations are provided, the

Fallback Reference Rate will be the arithmetic mean of those quotations, after eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or in the event of equality, one of the lowest). If fewer than four (but at least two) Reference Dealers provide such firm quote then the average of the quotes actually obtained shall apply, and if none of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of USD/IDR Spot Rate as soon as practicable after such determination.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Jakarta, Singapore, London and New York;

"**Calculation Agent**" means JP Morgan Chase Bank, N.A. in accordance with the provisions of the calculation agency agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time, the "**Calculation Agency Agreement**"). All references to the Calculation Agent shall include any successor or successors to JP Morgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Conditions 5(d) and 9;

"**Jakarta Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Jakarta;

"**Postponed Early Redemption Date**" means the tenth (10th) Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth (10th) Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth (10th) Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five (5) Business Days prior to the applicable Fixed Interest Date, Early Redemption Date (if any) or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the tenth (10th) Business Day following the original Rate Fixing Date;

"**Reference Dealers**" means leading dealers, banks or banking corporations which regularly deal in the IDR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**Reference Rate**" means the Indonesian Rupiah/U.S. Dollar weighted average spot rate in the interbank market based on traded IDR/USD spot foreign exchange transactions during a specified time period, which are captured on a real time basis, expressed as the amount of Indonesian Rupiah per one U.S. Dollar, for settlement in two Business Days, published by the Bank Sentral Republik Indonesia (Bank Indonesia) at approximately 10:00 a.m., Jakarta time as the Jakarta Interbank Spot Dollar Rate USD – IDR on Bank Indonesia's website (www.bi.go.id) or otherwise made available by Bank Indonesia (or its successor as administrator) on the applicable Rate Fixing Date.